Exhibit 99.96

PRESS RELEASE

For immediate release

NOUVEAU MONDE CONFIRMS ITS FIRM COMMITMENT TO
ACHIEVING PAST, PRESENT & FUTURE CARBON NEUTRALITY, BY
LAUNCHING ITS CLIMATE ACTION PLAN FOR A ZERO-CARBON
FOOTPRINT

+	Nouveau Monde has taken concrete steps to avoid, reduce and fully offset its Greenhouse Gas emissions by committing to a tailor-made Climate Action Plan

+	With its goal of a fully electrical mining fleet, and its exclusive use of green hydro generated electricity, Nouveau Monde is set to become one of the world’s lowest carbon footprint battery materials producers

+	In addition, Nouveau Monde is compensating its entire historic emissions, utilizing carbon credits in compliance with the CSA Clean Projects Registry, allowing it to confirm its “carbon-neutral status”

+	The Company is partnering with Québec-based experts NEL-i to develop one of the largest carbon offsetting projects in Eastern Canada in order to secure future supply of carbon credits for the Matawinie Graphite Project as well as Nouveau Monde’s proprietary Bécancour-based anode material plants

+	In addition, Nouveau Monde’s R&D team is developing innovative projects for effective carbon storage solutions that can potentially extend beyond the Company’s own needs

+	Nouveau Monde intends to supply any such excess carbon credits to third parties, further contributing to the global decarbonization effort

+	Nouveau Monde’s firm Zero-Carbon Footprint Commitment is part of the Company’s attractive value proposition to its future Electrical Vehicle clients – guaranteeing carbon-neutral solutions for their anode battery material

+	Based in Canada, Nouveau Monde is expected to become the Western World’s first vertically-integrated, carbon-neutral anode material producerof scale, coming to market with its Matawinie graphite products during 2023

MONTRÉAL, QUÉBEC, April 13th 2021 – 2021 sets the tone for Nouveau Monde Graphite Inc. (“Nouveau Monde” or the “Company”) (TSXV: NOU; OTCQX: NMGRF; Frankfurt: NM9) to become carbon-neutral. Nouveau Monde’s mission is to “produce the greenest advanced graphite materials with a carbon-neutral footprint for a sustainable world” and the Company is continuously striving for excellence in minimizing Greenhouse Gas (“GHG”) emissions and climate impact. A key piece of this GHG-mitigating ambition is the development of 100% renewable electric mining operations on its Matawinie Mine in Saint-Michel-des-Saints. When operational, this will result in 82% less direct GHG emissions from mining. To accelerate its deployment, Nouveau Monde is collaborating to develop electric systems and infrastructure for heavy vehicles to be used in open-pit mining. Moreover, the use of hydroelectricity as the exclusive energy source significantly reduces the future carbon footprint of Nouveau Monde’s battery material.

In short, through our actions today, we are executing our Mission and driving the transition to a green future.

Arne H Frandsen, Chairman of Nouveau Monde, stated: “Nouveau Monde has committed to a Zero Harm approach to producing advanced battery materials for decades to come. Carbon neutrality is an important part of this commitment. We know that for many of our potential global clients, being able to purchase North American produced, high-quality carbon-neutral battery anode material, is of great importance. Nouveau Monde is determined to establish itself as one of the world’s largest and most important sources of anode material for Lithium-Ion batteries. Nouveau Monde intends to become the Western World’s first vertically-integrated, carbon-neutral anode materials producer of scale, coming to market during 2023 with our Matawinie graphite products.”

Eric Desaulniers, President and CEO of Nouveau Monde, continued: “With approvals and the ministerial decree now in hand, it is time to deploy resources to put our vision of producing the cleanest and greenest graphite-based products possible, into concrete, measurable actions. Our Phase 1 anode materials plant at Bécancour is being build and work on our Matawinie Mine is ongoing. While building the carbon-neutral mining and battery anode material producer of the future, based in Québec, Canada, we are protecting our ecosystem and creating a legacy that will positively impact our communities, or clients, and the world at large.”

To meet its carbon-neutral objectives, Nouveau Monde has entered into partnership with NEL-i, a Québec-based firm with expertise in climate action and GHG management solutions, to focus on three main initiatives, which represent the cornerstones of Nouveau Monde’s Climate Action Plan (“CAP”) and carbon-neutrality targets. These initiatives are outlined below and represent the path by which Nouveau Monde is now embarking to secure past, present and future “carbon-neutral status”.

1.	Carbon-neutrality of historical activities

Nouveau Monde takes responsibility for its entire organisational GHG footprint ― from its time of inception in 2012 ― and will promptly act to neutralize its climate impact. From prospecting activities to operating the demonstration concentrator plant, the Company has calculated and reported GHG emissions from all direct emission sources (scope 1), indirect emissions from energy usage (scope 2) and indirect emissions (scope 3) for which the Company was responsible in the pre-commercial phase.

Cumulative historical GHG emissions since the founding of the Company and up to December 31, 2020 are 2,151 tonnes of CO2 equivalent (“t CO2 e”) (excluding changes in forest carbon stocks – the emissions from this important activity will be quantified and the offsetting will be included in the next phases set out below).

To do this, all historical emissions will be offset by verified emission reductions (“VER”), commonly referred to as “carbon credits”, from certified Québec projects that comply with best offset practices.

The supported projects are registered projects on the CSA Clean Projects Registry. They meet additionality and best practices criteria as per ISO 14064-2 standards and are third-party verified as per ISO 14064-3. Supported by the experts at NEL-i, Nouveau Monde has assembled a diversified portfolio of GHG offset units from various GHG-reducing activities including:

»	landfill gas capture and combustion with energy recovery;

»	production of renewable energy from residual forest biomass;

»	change in fuel selection, from fossils to bioenergy; and

»	energy conservation.

Organizations that have developed these projects and benefited from this initiative include school boards of the Montréal metropolitan area, Québec greenhouse growers and renewable energy producers.

Nouveau Monde expects that its carbon-neutral status will be official during April 2021 once the carbon credits are officially registered in the CSA Clean Projects Registry.

2.	Development of the Nouveau Monde’s Climate Action Plan and offsetting projects

The Climate Action Plan (“CAP”), is a stakeholder engagement tool par excellence, for both internal and external use by organizations whose business strategy is linked to the potentiality of climate impacts. It allows the disclosure of reduction efforts, objectives and results of various initiatives, in addition to serving as a reference and guide for decision-making regarding the carbon footprint of the Company and its products.

The unique nature of Nouveau Monde’s operations – underpinned by Québec’s renewable hydroelectricity – positions the Company to have a significantly lower carbon footprint versus other operations globally. For the GHG emissions that Nouveau Monde will emit, the Company is embarking on a comprehensive CAP, in line with its Vision and Mission.

As part of its CAP, Nouveau Monde is completing a monitoring plan comprised of the effective ongoing recording of GHG-related data and will be the basis for accurate GHG quantification and reporting. The organisational GHG inventory is structured to incorporate emissions at the mine in Saint-Michel-des-Saints and at the value-added LiB Anode Materials Plant in Bécancour. All sources of direct emissions (scope 1) and indirect emissions (scope 3) occurring on-site during the site-preparation and construction phase, the operation and the decommissioning, as well as the indirect emissions from energy usage (scope 2) are incorporated into the Company’s assessment. The fraction of forest carbon that is transferred to the atmosphere from necessary tree removal is also accounted for, reported separately, and will also be compensated.

All of these emissions will be accounted for, transparently reported and subject to offsetting on a yearly basis. Due to the Company’s low GHG emissions ― less than 25,000 t CO2 e/year is expected ― Nouveau Monde’s projects are not subject to the Cap and Trade regulation between Québec and California.

Nature-based carbon sequestration projects will be identified by Nouveau Monde, with the help of NEL-i to define them and identify their scope of applicability, analyze their profitability (carbon impact), and then develop them. Nouveau Monde is also planning to invest in the research and development of effective carbon mineral storage solutions, through a “circular economy” approach – that is, the recycling of industrial mineral residues that are prone to carbonate and that could be used on-site for the management of tailings.

Nouveau Monde will be the developer of these projects and thereby take leadership and ultimate responsibility; as its partner, NEL-i will ensure project conformity to recognized compensation mechanisms (and carbon markets).

3.	Partnership in Québec-wide conservation project and restoration of affected land

Nouveau Monde is committed to playing an active role in the development of innovative initiatives to reduce or remove GHG from the atmosphere and counterbalance a part of its own GHG emissions. The Company is actively working on the creation of nature reserves and the development of land-based carbon sequestration projects. In doing so, Nouveau Monde reinforces a statement of trust in nature-based solutions to effectively achieve net-zero GHG emissions and recognizes the inherent value of our environment and all the social, cultural, economic and environmental co-benefits of healthy ecosystems for our communities.

NEL-i is developing the first large-scale forest carbon stock enhancement project in Québec. This project incorporates initiatives for conservation, improvement of harvesting and reforestation practices across Québec. It involves small and large forest landowners in addition to regional conservation organizations that seek to maintain and enhance ecosystems by monetizing their potential for increased sequestration.

As part of this project, a reinvestment will be evaluated to restore degraded lands in tropical areas in the Caribbean. The goal is to be able to restore and put back into sustainable production one hectare of land for each hectare of land conserved in Québec. It is an initiative which maximizes the impact of each dollar invested in the project by focusing on the natural mechanisms of increased carbon sequestration by photosynthesis in tropical zones.

With an initial commitment of $50,000, Nouveau Monde will be the project's first industrial partner. This amount will be used to conduct the technico-economic feasibility study and the preliminary design phase to be completed during Fall 2021. According to the results of the study, Nouveau Monde will make an evaluation to invest an additional $200,000 over 2 years for the commissioning of the project. Such an investment will allow Nouveau Monde to have a secure supply of carbon credits from this major offsetting project at a favorable rate – that is, at the production cost.

The United Nations Climate Change Convention on the Paris Agreement – The Framework Surrounding Environmental Responsibility and the Market Shift

Nouveau Monde’s commitment and actions are part of a global effort to reduce GHG emissions in order to become environmentally responsible and accountable corporate citizens. At the heart of our actions, is the duty to care for our planet. The United Nations’ Paris Agreement is a legally binding international treaty on climate change. It was adopted by 196 Parties at COP 21 in Paris, on December 12th, 2015 and entered into force on November 4th, 2016. Its goal is to limit global warming to well below 2°C, preferably to 1.5°C, compared to pre-industrial levels. To achieve this long-term goal, countries aim to reach global peaking of GHG emissions as soon as possible to achieve a climate neutral world by mid-century. The Paris Agreement is a landmark in the multilateral climate change process because, for the first time, a binding agreement brings all participating nations to a common cause to undertake ambitious efforts to combat climate change and adapt to its effects. Implementation of the Paris Agreement requires economic and social transformation, based on the best available science. The Paris Agreement works on a 5-year cycle of increasingly ambitious climate action. The first step is for countries to submit their plans for climate action known as nationally determined contributions (“NDCs”). In their NDCs, countries communicate actions they will take to reduce their GHG emissions in order to reach the goals of the Paris Agreement. Countries also communicate in the NDCs actions they will take to build resilience to adapt to the impacts of rising temperatures. Canada has set a target to have all light-duty car sales to be electric by 2040.

As reported by Hans Eric Malin on December 15th, 2020 (Analysis of the new EU battery regulation—Circular Energy Storage), the European Union is now working on a new Battery regulation to be adopted and progressively deployed in the next few years. The new regulation aims to introduce maximum carbon footprint and traceability. Nouveau Monde has been selected by the Global Battery Alliance (“GBA“) as the pilot project to implement traceability of minerals for the mining and battery materials industries.

There is no one-size-fits-all solution and a multitude of means of reductions must be implemented across all countries and economic sectors both globally and locally. As stated by the GBA on their website (https://www.weforum.org/global-battery-alliance), a circular and responsible battery value chain is one of the major drivers to realize the 2°C Paris Agreement goal in the transport and power sectors, setting course towards achieving the 1.5°C goal if complemented with other technologies and collaborative efforts. The transition towards cleaner sources of energy, the production and use of the strategic and critical minerals can contribute to efforts to limit rise of the temperature.

In the achievement of this global challenge, Nouveau Monde can most effectively contribute by ensuring that the production of its LiB Anode material and other advanced graphite products is carbon-neutral and with the lowest possible environmental footprint in the respect of local communities, minimizing any potentially negative impacts while enhancing the positive effects.

About Nouveau Monde

Nouveau Monde is working to position itself as a key element in the sustainable energy revolution. The Company is developing a fully integrated source of environmentally friendly battery anode materials in Quebec, Canada. Targeting a launch of its commercial operations at full capacity in 2023, the Company is developing advanced carbon-neutral solutions of graphite-based materials for the rapidly expanding fuel cell and lithium-ion battery markets. With its low-cost operations and high ESG standards, Nouveau Monde aspires to become a strategic supplier to major battery and vehicle manufacturers all over the world, ensuring a robust and reliable supply of advanced materials while ensuring the traceability of the supply chain.

About NEL-i

NEL-i is a Québec-based consulting firm and project developer with recognized track record in providing innovative climate impact mitigation solutions. They work with all sorts of organization advancing corporate social responsibility and climate action practices. They support the development of GHG-reducing technologies and projects leveraging the carbon market mechanisms, climate finance and private impact investment. In-house expertise range from project financing, technological assessment, marketing and communication, engineering and stakeholders consultation. They serve various sectors and industries including, forestry, mining, institutional banking, logistics, oil and gas, utilities and municipalities.

Media	Investors

Julie Paquet	Christina Lalli
Director, Communications	Director,Investor Relations
+1-450-757-8905 #140	+1-438-399-8665
jpaquet@nouveaumonde.ca	clalli@nouveaumonde.ca

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Cautionary Note Regarding Forward-Looking Information

All statements, other than statements of historical fact, contained in this press release including, but not limited to (i) the positive impact of the foregoing on project economics, (ii) the intended results of the initiatives described above, (iii) the intended project output capacity and (iv) generally, or the “About Nouveau Monde” paragraph which essentially describe the Company’s outlook and objectives, constitute “forward-looking information” or “forward-looking statements” within the meaning of certain securities laws, and are based on expectations, estimates and projections as of the time of this press release. Forward-looking statements are necessarily based upon a number of estimates and assumptions that, while considered reasonable by the Company as of the time of such statements, are inherently subject to significant business, economic and competitive uncertainties and contingencies. These estimates and assumptions may prove to be incorrect. Moreover, these forward-looking statements were based upon various underlying factors and assumptions, including the timely delivery and installation of the equipment supporting the production, the Company’s business prospects and opportunities and estimates of the operational performance of the equipment, and are not guarantees of future performance.

Forward-looking information and statements are subject to known or unknown risks and uncertainties that may cause actual results to differ materially from those anticipated or implied in the forward-looking information and statements. Risk factors that could cause actual results or events to differ materially from current expectations include, among others, delays in the scheduled delivery times of the equipment, the ability of the Company to successfully implement its strategic initiatives and whether such strategic initiatives will yield the expected benefits, the operating performance of the Company’s assets and businesses, competitive factors in the graphite mining and production industry, changes in laws and regulations affecting the Company’s businesses, technological developments, the impacts of the global COVID-19 pandemic and the governments’ responses thereto, and general economic conditions. Unpredictable or unknown factors not discussed in this Cautionary Disclaimer could also have material adverse effects on forward-looking statements.

Many of these uncertainties and contingencies can directly or indirectly affect, and could cause, actual results to differ materially from those expressed or implied in any forward-looking statements. There can be no assurance that forward-looking statements will prove to be accurate, as actual results and future events could differ materially from those anticipated in such statements. Forward-looking statements are provided for the purpose of providing information about management’s expectations and plans relating to the future. The Company disclaims any intention or obligation to update or revise any forward-looking statements or to explain any material difference between subsequent actual events and such forward-looking statements, except to the extent required by applicable law.

Neither the TSX Venture Exchange nor its Regulation Services Provider (as that term is defined in the policies of the TSX Venture Exchange) accepts responsibility for the adequacy or accuracy of this release.

Further information regarding Company is available in the SEDAR database (www.sedar.com) and on the Company’s website at: www.NouveauMonde.group